Exhibit 99.(d)(1)

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

A Stock Company; Domiciled in [Alabama]

[www.protective.com]

ADDRESSES FOR HOME AND ADMINISTRATIVE OFFICE:

Street/Overnight: [2801 Highway 280 South, Birmingham, Alabama 35223]

U.S. Postal Mail: [P.O. Box 2606, Birmingham, Alabama 35202]

[1-800-866-9933]

INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

INSURED - [JOHN DOE]

POLICY NUMBER - [SPECIMEN]

This is a legal contract (the "Policy") between the Owner (also referred to as "you" or "your") and Protective Life and Annuity Insurance Company (also referred to as "the Company", "we", "us", or "our").

Please read this Policy carefully.

This is an Individual Flexible Premium Variable Life Insurance Policy ("Policy"). This Policy provides a Death Benefit.

YOU HAVE THE RIGHT TO RETURN THIS POLICY. You may cancel this Policy after receipt by returning the Policy to the us, or to any Agent of the Company, with a written request for cancellation within thirty (30) days (sixty (60) days in the case of a replacement policy) after it is first delivered to you. The returned Policy will be treated as if it had never been issued. The Company will promptly refund an amount equal to the greater of: (a) all the premiums paid or (b) the sum of the value of the amounts allocated to the Fixed Account, including any interest credited, accumulated to the date that this Policy is returned to the Company, and the value of the amounts allocated to the Sub-Accounts, adjusted to reflect their net investment experience to the end of the valuation period in which the Policy is returned to the Company.

[Richard J. Bielen]	[Felicia M. Lee]
[President]	[Secretary]

THE POLICY VALUES, THE AMOUNT OF THE DEATH BENEFIT PROVIDED IN THIS CONTRACT, OR THE DURATION OF THE INSURANCE COVERAGE, MAY BE FIXED OR VARIABLE WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE VARIABLE ACCOUNT, MAY INCREASE OR DECREASE IN ACCORDANCE WITH THE FLUCTUATIONS IN THE NET INVESTMENT FACTOR, AND ARE NOT GUARANTEED AS TO DOLLAR AMOUNTS. THERE IS NO GUARANTEED MINIMUM FOR THE PORTION OF THE POLICY VALUE IN THE SUB-ACCOUNTS. PLEASE REFER TO THE VARIABLE ACCOUNT SECTION OF THIS POLICY FOR MORE INFORMATION REGARDING THE VARIABLE ACCOUNT. PLEASE REFER TO THE DEATH BENEFIT SECTION OF THIS POLICY FOR A DESCRIPTION OF THE DEATH BENEFIT.

NON-PARTICIPATING - DOES NOT PAY DIVIDENDS

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TABLE OF CONTENTS

POLICY SCHEDULE - GENERAL INFORMATION	S1

TERMS USED IN THIS POLICY	1

GENERAL PROVISIONS	3

PREMIUMS	4

DETERMINING FIXED ACCOUNT VALUES	6

DETERMINING VARIABLE ACCOUNT VALUES	6

ADDITIONAL PROVISIONS FOR DETERMINING VALUES	9

ACCESSING POLICY VALUES	12

DEATH BENEFIT	14

CHANGING THE POLICY	15

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TERMS USED IN THIS POLICY

The terms below have specific meaning associated with them each time they are used in this Policy. Other terms may be defined elsewhere in this Policy and will have that meaning each time they are used in this Policy.

Administrative Office: The location where administrative services for this Policy are performed.

Age: The Insured's age as of the nearest birthday on the Policy Effective Date plus the number of complete Policy Years since the Policy Effective Date.

Beneficiary: The primary Beneficiary(ies) is the person(s) or class of persons designated to receive the Proceeds of this Policy upon the death of the Insured. You may designate a contingent Beneficiary(ies) to receive the Proceeds if there is no primary Beneficiary(ies) living at the time of the Insured's death.

There may be one or more than one Beneficiary in a class. If one or more persons in the class die before the Insured, the living members of the class will share the Policy's Death Benefit Proceeds equally unless you instruct us otherwise. By Written Notice, you may change a Beneficiary and may designate an Irrevocable Beneficiary. If you designate an Irrevocable Beneficiary it may limit your ability to change that designation in the future or to make other Policy changes.

Cash Value: It is equal to the Policy Value minus any applicable Surrender Charge. The Surrender Charges are shown on the Policy Schedule.

Code: The Internal Revenue Code of 1986, as amended, or its successor.

Death Benefit Compliance Test: Death Benefit Compliance Tests are used to determine if the Policy qualifies as life insurance under the Code. There are two tests from which to choose, the Guideline Premium Test or the Cash Value Accumulation Test. The test you selected when this Policy was issued is shown on the Policy Schedule. The Death Benefit Compliance Test cannot be changed.

Effective Date: Any Monthly Anniversary Day on which insurance coverage or other benefit provided by this Policy begins, reinstates, or changes. The "Policy Effective Date" is the Policy's initial Effective Date and is shown on the Policy Schedule. Confirmation of an Effective Date will be sent to you in writing.

Fund: An investment portfolio of Protective Investment Company or any other open-end management investment company or unit investment trust in which a Sub-Account invests.

General Account: The assets of the Company other than those allocated to the Variable Account or another separate account.

Insured: The person shown on the Policy Schedule upon whose life this Policy is issued.

Irrevocable Beneficiary: A Beneficiary whose rights in this Policy are irrevocable unless they agree to such change in writing.

Issue Date: The date the Policy is issued.

Loan Account Value: The Policy Value in the Loan Account.

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Policy Month: The period of time that elapses between any two Monthly Anniversaries.

Monthly Anniversary Day: The same day of the month as the Policy Effective Date. The Monthly Anniversary Day is shown on the Policy Schedule.

Net Asset Value Per Share: The value per share of any Fund as computed on any Valuation Day.

Net Premium: The amount remaining of each premium payment after deduction of the Premium Expense Charge. The maximum Premium Expense Charge is shown in the Policy Schedule. We may deduct less than the maximum Premium Expense Charge.

Owner: The person, persons or entity entitled to all rights in this Policy while the Insured is living. These rights are subject to any assignment and to the rights of any Irrevocable Beneficiary. You may name a contingent Owner who will own this Policy if you die while this Policy is in force. If you die before the Insured, any contingent Owner named in the application, or subsequent endorsement, will become the new Owner. If no contingent Owner is named, your estate becomes the new Owner. You may change the Owner (including a contingent Owner) by Written Notice.

Policy Anniversary: The same day in each Policy Year as the Policy Effective Date.

Policy Debt: The sum of all outstanding policy loans made against this Policy's Cash Value, plus all accrued interest, less loan repayments made.

Policy Value: The sum of the Variable Account Value, the Fixed Account Value and the Loan Account Value. The Policy Value on the Policy Effective Date is the initial Net Premium less the Monthly Deduction for the upcoming Policy Month.

Policy Year: Each period of 12 Policy Months commencing with the Policy Effective Date.

Proceeds: The amount payable upon claiming a Death Benefit, requesting a full surrender, or a Withdrawal.

Sub-Account: A separate division of the Variable Account. Each Sub-Account invests in a corresponding Fund.

Surrender Value: The Cash Value minus any outstanding Policy Debt at the time of the Surrender.

Unit: A unit of measurement used to calculate the Sub-Account Values.

Valuation Day: Any day for which the Funds underlying the Sub-Accounts are valued (e.g., any day the New York Stock Exchange is open for business).

Valuation Period: The period commencing at the close on any day for which the Funds underlying the Sub-Accounts are valued and ending at the close on the next day that the Funds underlying the Sub-Accounts are valued.

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Written Notice: Any information We receive at our Administrative Office which is written, signed and dated by you and is acceptable to us. No change in this Policy is valid unless it is by Written Notice and, unless otherwise specified, will be effective as of the date it is signed. No agent or other person has the authority to change this Policy. Instructions, requests and assignments are subject to any payment We made and any action We took prior to receiving the Written Notice.

GENERAL PROVISIONS

Entire Contract: This Policy is a legal contract between you and us. We entered into this contract in consideration of a complete application and the payment of premiums. The Policy, including its applications, both initial and supplemental, all endorsements, amendments, riders and Policy Schedules, both initial and supplemental, are consolidated, attached, and constitute the entire agreement between you and us. Any changes made to the Policy and its terms must be made in writing and approved by an officer of the Company.

Representations and Contestability: We relied on the statements in the application made by and for the Insured in determining whether to issue this Policy. These statements are representations, not warranties, but we have the right to contest the validity of this Policy or resist any claim based on a material misrepresentation in any application we accept and make part of this Policy. However, we cannot contest the validity of this Policy or resist any claim after the Policy has been in force for two years from its Effective Date and during the life of the Insured, except for the non-payment of Premium.

If an application to change this Policy requiring evidence of insurability is accepted, a benefit is added or changed, or the Policy is reinstated after it has lapsed and the application is made part of the Policy, we cannot bring any legal action to contest the change, addition, or reinstatement after it has been in force for two years from the Effective Date of the change and during the life of the Insured, except for the non-payment of Premium. The contestability period for a reinstated Policy is based only on statements made in the reinstatement application, unless the original contestability period has not yet expired.

Error in Age or Sex: If statements in an application regarding the Insured's age or sex are incorrect and the Insured is still living, then we will adjust all Policy Values and other benefits accruing under the Policy as of the Effective Date based on the correct age or sex. If the misstatement of age or sex is discovered on or after the date of the Insured's death, then we will adjust the Death Benefit of this Policy to that which would have been provided at the correct age or sex using the ratio of the Cost of Insurance Charges from the most recent Monthly Deduction to the Cost of Insurance Charges that would have been deducted for this plan of insurance at the correct age and sex.

Assignment: You may assign some or all of your rights in this Policy (as they exist at the time of the assignment) either irrevocably or for a limited period of time. We must receive a signed copy of the assignment along with the Written Notice and the consent of any Irrevocable Beneficiary, if the assignment is to be binding on us. We are not responsible for the validity of the assignment.

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Suicide Exclusion: If the Insured commits suicide within two years of the Issue Date, our total liability under the Policy is limited to the Premiums paid from that date to the date of death, less Policy Debt and Withdrawals including applicable Withdrawal Charges, partial Surrender Charges and fees, if any. If the Insured commits suicide within two years of the Effective Date of any requested increase in Face Amount, we will pay a limited benefit in lieu of that increase equal to the Cost of Insurance Charge and any other charges included in the Monthly Deduction for that increase.

Termination: All insurance and other benefits provided by this Policy terminate at the earliest of any of the following events:

a)	you send a Written Notice to terminate it and Surrender the Policy;
b)	the Insured dies and we settle claims for the Death Benefit;
c)	the Policy lapses at the end of a Grace Period;
d)	Policy Debt exceeds the Cash Value and no loan repayments are received before the end of the 31-day Grace Period described in the "Excess Policy Debt" provision, except as described in the "Continuation of Insurance" provision.

Any remaining Policy Value will be net of the current Cost of Insurance Charge. This is not a reinstatement of the Policy nor does it constitute a waiver or rescission of the termination by us.

Annual Report: At least once per year without charge We will send you a report for this Policy. If the Policy’s Surrender Value will not maintain the Policy in force until the next reporting period unless further payments are made, a notice to this effect will be included in the report.

Projections of Policy Benefits and Values: After the first Policy Anniversary, Once each Policy Year at no cost, you may request by Written Notice a projection of the Death Benefit and certain other values. Each subsequent projection request that Year may be subject to a fee. The maximum fee is shown on the Policy Schedule.

Tax Considerations: On the Policy Effective Date, this Policy qualified as life insurance under the applicable sections of the Code. We reserve the right to modify this Policy to assure it continues to qualify as life insurance. In order to prevent this failure, we may decline: Premium Payments, requests for Withdrawals, requests to reduce the Face Amount or requests to add, modify or terminate any rider or benefit. We may refund any Premium we previously accepted including any earnings associated with the returned Premium.

PREMIUMS

Premium Payments: The initial Premium Payment is the amount paid on or before delivery of this Policy. There is no insurance coverage under this Policy until the initial Premium is paid. The planned Premium is our understanding of your intentions regarding Premium Payments at any particular time. The planned Premium and frequency of Premium Payments are reflected on the Policy Schedule. Even if you pay Premium Payments, your Policy could lapse if the Surrender Value is not enough to pay the Monthly Deductions. Premium Payments are payable at our Administrative Office unless you are notified otherwise in writing by us. Upon request, we will provide periodic reminders for the planned Premium and/or provide a receipt for any Premium Payment made. Our acceptance of your planned Premium does not in any way guarantee or imply insurance coverage.

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If planned Premium Payments are discontinued, we will continue taking the Monthly Deductions from the Policy Value and coverage will continue subject to the Grace Period and Termination provisions.

Net Premiums will be allocated to the Sub-Accounts and the Fixed Account according to your instructions contained in the application during the Valuation Period in which We receive them. You may change the allocations in effect at any time by Written Notice. Allocations must be made in whole percentages and the sum of allocations must add up to 100%. We reserve the right to establish a limitation on the number of Sub-Accounts to which Net Premiums may be allocated and/or a minimum allocation requirement for the Sub-Accounts and the Fixed Account.

Premium Limitation: We have the right to refuse or refund any Premium, which during any Policy Year:

a)	increases the difference between the Death Benefit and the Policy Value; or,
b)	would result in the Policy failing to qualify as life insurance under the Code.

We will not refuse or refund any portion of any Premium if it is necessary to continue coverage.

Grace Period: If on any Monthly Anniversary Day the Surrender Value is insufficient to pay the Monthly Deduction for the upcoming Policy Month and the Minimum Monthly Premium Lapse Protection Endorsement and provisions therein are not in effect, the Policy will begin a 61 day Grace Period. The insurance provided by this Policy remains in effect during the Grace Period. Written notification will be provided to You at Your last known address and to any assignee of record at the start of the Grace Period. The notice will state the due date and the amount required for Your Policy to remain in force. If payment is not received that is sufficient to keep this Policy in force by the end of the Grace Period, the Policy will terminate without value as of that date. If the Insured dies during the Grace Period, the Death Benefit will be reduced by the amount of the unpaid Monthly Deductions needed to continue the Policy to the end of the Policy Month during which the death occurs and Policy Debt before we pay or settle the Death Benefit Proceeds. If the Insured dies during the Grace Period and we have received the required payment, we will return a portion of that payment equal to the Monthly Deduction(s) due for any Policy Month beyond the Policy Month in which the death occurred. You have the entire Grace Period to make the payment. Payment sent by U. S. Mail shall be postmarked within the Grace Period.

Reinstatement: If the Policy terminates at the end of a Grace Period, you may request Reinstatement. The Policy will be reinstated during the life of the Insured if:

a)	we receive a Reinstatement application in good order within 5 years of the end of the Grace Period;
b)	you provide current evidence of insurability that is satisfactory to us;
c)	you pay at least the total amount due under the Policy during the Grace Period, plus an amount equal to the current Monthly Deduction for the Policy Month of reinstatement plus the following 2 Policy Months; and
d)	you pay or reinstate any Policy Debt that was outstanding, including interest for the time period from the end of the grace period to the date of reinstatement at the applicable loan interest rate(s) during that period.

The Effective Date of the reinstated Policy will be the Monthly Anniversary Day following the date we approve your Reinstatement application and requirements a) - d), above, are satisfied. The beginning Policy Value, Surrender Charge and Policy Debt, if any, of the reinstated Policy will be determined based on the Policy Value, Surrender Charge and Policy Debt, if any and not repaid, as of the date the Policy entered the most recent Grace Period. Interest accruals on the Policy Value and Policy Debt, if any, will resume on the Reinstatement date.

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DETERMINING FIXED ACCOUNT VALUES

Fixed Account: The Fixed Account is part of the Company's General Account to which Policy Value may be transferred or Net Premiums allocated under a Policy.

Fixed Account Value: The value of the Fixed Account at any time is equal to:

(a)	All Net Premiums allocated to the Fixed Account; plus

(b)	any Policy Value transferred to the Fixed Account; plus

(c)	any interest credited to the Fixed Account; less

(d)	any Withdrawals including any Withdrawal Charges deducted or transfers from the Fixed Account including any Transfer Fees deducted from the Fixed Account; less

(e)	any Surrender Charges deducted from the Fixed Account; less

(f)	any Policy loans taken from the Fixed Account; less

(g)	all Monthly Deductions taken from the Fixed Account.

Interest Credited: The Company guarantees that any Net Premiums allocated to the Fixed Account, or Policy Value transferred to the Fixed Account, will be credited interest at a rate not lower than the Guaranteed Interest Rate for Fixed Account reflected on the Policy Schedule. Interest will begin to accumulate on the date the Net Premium is allocated or in which the transfer is made.

Interest will be credited to the Fixed Account on a daily basis.

DETERMINING VARIABLE ACCOUNT VALUES

Variable Account: The Protective NY Variable Life Separate Account is a separate investment account of the Company used to fund variable life insurance benefits and to which Policy Value may be transferred or into which Net Premiums may be allocated. The variable benefits under this Policy are provided through the Variable Account. The Variable Account is registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940.

The portion of the assets of the Variable Account equal to the reserves and other contract liabilities of the Variable Account are not chargeable with the liabilities arising out of any other business the Company may conduct. We have the right to transfer to our General Account any assets of the Variable Account which are in excess of such reserves and other liabilities. The assets of the Variable Account are available to cover the liabilities of the General Account of the Company only to the extent that the assets of the Variable Account exceed the liabilities of the Variable Account arising under the policies supported by the Variable Account.

Variable Account Value: The sum of all Sub-Account Values.

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Sub-Accounts of the Variable Account: The assets of the Variable Account are divided into a series of Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding Fund. Any amounts of income, dividends, and gains distributed from the shares of a Fund will be reinvested in additional shares of that Fund at its Net Asset Value Per Share.

When permitted or required by the Investment Company Act of 1940, under the Code, or other applicable federal laws and in accordance with the laws and regulations of the State of New York, and subject to prior approval being obtained from the Superintendent of the New York Department of Financial Services, the Company may:

(1)	create new Variable Accounts;

(2)	combine Variable Accounts;

(3)	Restrict Premium payments or Transfers into any Sub-Account;

(4)	transfer assets of one Variable Account to another Variable Account;

(5)	add new Sub-Accounts to or remove existing Sub-Accounts from the Variable Account or combine Sub-Accounts;

(6)	make new Sub-Accounts or other Sub-Accounts available to such classes of policies as We may determine;

(7)	close certain Sub-Accounts to allocations of premium payments or transfers of Policy Value.

(8)	add new Funds or remove existing Funds;

(9)	substitute a different Fund for any existing Fund if shares of a Fund are no longer available for investment or if We determine that investment in a Fund is no longer appropriate in light of the purposes of the Variable Account;

(10)	deregister the Variable Account under the Investment Company Act of 1940 if such registration is no longer required;

(11)	operate the Variable Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; and

(12)	make any changes to the Variable Account or its operations as may be required by the Investment Company Act of 1940 or other applicable law or regulations.

When permitted by law, the Company may modify the Policy to comply with applicable federal and New York laws and combine the Variable Account with other Variable Accounts. Prior written consent of the Owner will be obtained for any change that diminishes the rights or benefits under the Policy.

The investment policy of the Variable Account will not be changed without approval pursuant to the insurance laws of laws and regulations of the State of New York and approval of or change to the investment policy will be filed with the Superintendent of the New York Department of Financial Services.

The values and benefits of this Policy provided by the Variable Account depend on the investment performance of the Funds in which your selected Sub-Accounts are invested. The Policy Value of the Variable Account and Cash Value will be determined at least monthly. The Company does not guarantee the investment performance of the Funds. The Owner bears the full investment risk for Net Premiums allocated or Policy Value transferred to the Sub-Accounts.

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Material Change of Investment Policy of Variable Account: In the event of a material change in the investment policy of the Variable Account, any Owner objecting to such change shall have the option to convert, without evidence of insurability, to a general account life insurance policy provided by the Company or an affiliate of the Company in the state of New York. Alternatively, the Owner may elect to transfer all amounts held in the Variable Account to the Fixed Account, without restriction, if the Company determines, at the time of such material change of investment policy, that the Fixed Account under this Policy is competitively priced in relation to the other available general account products. The Company will give appropriate notice to such objecting Owner of all options available. The option to convert or transfer funds from the Variable Account into the Fixed Account is exercisable within 60 days after (i) the effective date of such change in the investment policy or (ii) the receipt of the notice of the options available, whichever is later.

Valuation of Assets: Assets of Funds held by each Sub-Account will be valued at their Net Asset Value Per Share on each Valuation Day.

Sub-Account Values: The Sub-Account Value for any Sub-Account is equal to the number of Units this Policy then has in that Sub-Account, multiplied by the value of such Units at that time. Amounts allocated, transferred or added to a Sub-Account are used to purchase Units of that Sub-Account. Units are redeemed when amounts are deducted, transferred, or withdrawn. The number of Units in a Sub-Account at any time is equal to the number of Units purchased minus the number of Units redeemed up to such time.

For each Sub-Account, the Net Premiums allocated to the Sub-Account or Policy Value transferred to the Sub-Account are converted into Units. The number of Units credited is determined by dividing the dollar amount directed to each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the Net Premiums allocated to or Policy Value transferred are credited to the Sub-Account. The Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the Net Investment Factor, as described below.

For each Sub-Account, amounts deducted, transferred, or withdrawn from the Sub-Account are converted into Units. The number of Units debited is determined by dividing the dollar amount directed from each Sub-Account by the value of the Unit for that Sub-Account for the Valuation Day on which the amount deducted, transferred, or withdrawn is debited from the Sub-Account. The Unit value at the end of every Valuation Day is the Unit value at the end of the previous Valuation Day times the Net Investment Factor, as described below.

Net Investment Factor: The Unit value for each Sub-Account for any Valuation Period is determined by the Net Investment Factor. The Net Investment Factor is an index applied to measure the investment performance of a Sub-Account from one Valuation Period to the next. The Net Investment Factor for a Sub-Account for any Valuation Period is determined by dividing (1) by (2) where

(1)	is the result of:

a.	the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.	the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

c.	a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the operations of the Sub-Account.

(2)	is the Net Asset Value Per Share of the Fund held in the Sub-Account, determined at the end of the last Valuation Period.

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ADDITIONAL PROVISIONS FOR DETERMINING VALUES

Transfers: You may, by Written Notice, transfer the Fixed Account Value or any Sub-Account Value to other Sub-Accounts and/or the Fixed Account. The transfer will be effected as of the Valuation Period during which We receive your Written Notice.

The amount of each transfer must be at least $100, or if the value in an account is less, the entire amount. If, after the transfer, the amount remaining in the Fixed Account or Sub-Account(s) from which the transfer is made is less than $100, We reserve the right to transfer the entire amount instead of the requested amount. We reserve the right to limit the maximum amount which may be transferred from the Fixed Account in any Policy Year. This maximum is currently the greater of $2500 or 25% of the Fixed Account Value.

The Policy Value on the effective date of the transfer will not be affected except to the extent of the Transfer Fee. We reserve the right to limit transfer requests to no more than 12 per Policy Year. For each additional transfer request over 12 during each Policy Year, We reserve the right to charge a Transfer Fee indicated on the Policy Schedule, which will be deducted from the amount being transferred.

The Company may limit the availability of any Sub-Account with respect to transfers. Notice will be given in compliance with any regulatory requirements where applicable.

The Company will reject Transfers if the Company deems that the transfers would disrupt the management of the Variable Account, any Sub-Account, or any Fund.

Dollar Cost Averaging: While this Policy is in force, you may instruct us by Written Notice to systematically and automatically transfer, on a monthly or quarterly basis, amounts from a Sub-Account in the Variable Account or the Fixed Account into one or more different Sub-Accounts in the Variable Account. No amounts will be transferred to the Fixed Account as part of Dollar cost averaging. Dollar cost averaging transfers can occur on the 1st through the 28th day of a month.

We will continue dollar cost averaging transfers until the earlier of:

1)	the number of designated transfers has been completed; or

2)	the value of the Sub-Account from which the transfers are being made is $0; or

3)	the Policy enters the Grace Period; or

4)	the full amount has been transferred according to your dollar cost averaging election; or

5)	you instruct us by Written Notice to discontinue the transfers.

Transfers made to facilitate dollar cost averaging will not count against the yearly transfer limit described in the Transfers provision and will not be subject to a Transfer Fee.

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Portfolio Rebalancing: While this Policy is in force, you may instruct us by Written Notice to systematically and automatically transfer, on a quarterly, semi-annual, or annual basis, your Variable Account Value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account Value among such Sub-Accounts. Such percentage allocations must be in whole numbers and must allocate amounts only among the Sub-Accounts. No amounts will be transferred to the Fixed Account as part of portfolio rebalancing. A minimum Variable Account Value of $100 is required for portfolio rebalancing. Unless you instruct otherwise when electing rebalancing, the percentage allocation of your Variable Account Value for portfolio rebalancing will be based on your premium allocation instructions in effect at the time of rebalancing. If you instruct us of new allocation instructions when electing rebalancing, the new allocation instructions will also apply to future Net Premium allocations. Portfolio Rebalancing can occur on the 1st through the 28th day of a month.

We will continue portfolio rebalancing transfers until you instruct us by Written Notice to discontinue the transfers.

Transfers made to facilitate portfolio rebalancing will not count against the yearly transfer limit described in the Transfers provision and will not be subject to a Transfer Fee.

Deductions from the Policy Value: Monthly Deductions, Other Deductions and Surrender Charges are described on the Policy Schedule.

Net Amount at Risk: The Net Amount at Risk as of any Monthly Anniversary Day is equal to:

(a)	the Death Benefit discounted at one plus the monthly guaranteed interest rate minus the Policy Value (prior to deducting the Monthly Deductions), if the Death Benefit Option is the Level Death Benefit Option; or,

(b)	the result of the Death Benefit less the Policy Value (prior to deducting the Monthly Deductions), discounted at one plus the monthly guaranteed interest rate, if the Death Benefit Option is the Increasing Death Benefit Option.

The Cost of Insurance Charge for each increment of Face Amount is calculated separately to the extent a different Cost of Insurance Rate applies. Because the Net Amount at Risk for Level Death Benefit Option is equal to the discounted Death Benefit less Policy Value, the entire Policy Value is applied first to offset the Death Benefit derived from the Initial Face Amount. Only if the Policy Value exceeds the Initial Face Amount is the excess applied to offset the portion of the Death Benefit derived from increases in Face Amount in the order of the increases. If there is a decrease in Face Amount after an increase, the decrease is applied first to decrease any prior increases in Face Amount, starting with the most recent increase.

Cost of Insurance Charge: The monthly Cost of Insurance Charge is computed at the beginning of each Policy Month by multiplying the Net Amount at Risk (divided by $1,000) by the Cost of Insurance Rate. The Cost of Insurance Charge is computed separately for the Initial Face Amount and for each increase in Face Amount.

Cost of Insurance Rates: The monthly Cost of Insurance Rate is based on the sex, Issue Age, rate class of the Insured, and on the number of years that a Policy has been in force. For each Face Amount increase, We will use the sex, Issue Age, rate class of the Insured, and the number of years that the Policy has been in force at the time of the request. However, the Cost of Insurance Rates will never be greater than those shown in the Guaranteed Maximum Monthly Cost of Insurance Rates Table on the Policy Schedule.

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Changes in Policy Cost Factors: Changes in non-guaranteed credited rates, Cost of Insurance Rates, Mortality and Expense Risk Charge rates, administration charge rates, or Premium Expense Charge, if any, will be by class and will be based upon changes in future expectations of such factors as investment earnings, mortality, persistency, expenses, taxes, and other relevant factors.

Minimum Values: The values generated under this Policy, including Cash and Surrender Values are at least equal to the minimum required by the state in which this Policy is delivered. The method of computation of the values and benefits shown in the Policy has been filed with the Superintendent of the New York State Department of Financial Services.

Continuation of Insurance: If this Policy is in force on the date the Insured attains the Age 121, the Monthly Deduction will cease, and no additional Premium Payments will be accepted except those that will keep this Policy out of a Grace Period. The Policy will remain in force. Withdrawals, loans and Policy Debt repayments remain available. Interest will continue to accrue on the Policy Value at the current interest rate(s) and on Policy Debt, if any, at the applicable loan interest rate(s) as described in the "Loan Interest" provision of this Policy. The Death Benefit will continue to be calculated in accordance with the Death Benefit section of this Policy.

If the Policy remains in force after the date that the Insured attains the Age 121, this Policy may not qualify as life insurance under the Code. There may be tax consequences to either surrendering the Policy on or after Age 121 or continuing the Policy past Age 121. A tax advisor should be consulted to determine which choice best meets your needs.

Policy Value Credit: Following the Policy Anniversary described in the Policy Schedule and at the end of each Policy Year thereafter, this Policy will receive a credit to the Policy Value (the “Policy Value Credit”) provided that the Policy is in full force and effect.

Policy Value Credit, if any, will be made effective on each applicable Policy Anniversary. The Policy Value Credit, if payable, will be calculated and applied as follows:

a.	On each Monthly Anniversary Day beginning with the first Monthly Anniversary Day after the Policy Anniversary described in the Policy Schedule, the Company will apply the Policy Value Credit to the Policy Value.

b.	The Policy Value Credit is equal to the Policy Value Credit Percentage, shown on the Policy Schedule, multiplied by the unloaned Policy Value on the Monthly Anniversary Day plus any Net Premium received on that day and after the processing of any Withdrawal, loan, transfer, or surrender requests on that day.

c.	The Policy Value Credit is calculated before the Company processes any Monthly Deductions.

The Policy Value Credit will be allocated among the various Sub-Accounts and/or the Fixed Account according to the Owner's effective Premium Allocation election. Once credited to the Policy Value, the Policy Value Credit will be non-forfeitable.

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ACCESSING POLICY VALUES

Right to Make Loans/Policy Debt: A loan can be made prior to the Insured's death and while the Policy is in force and the Policy has Surrender Value greater than zero. A loan can be a Standard Loan or a Carryover Loan. After the first Policy Anniversary, Standard Loans can be made on the Policy. However, the Policy must be properly assigned to the Company before any policy loan is made. No other collateral is needed. Any policy loan must be for at least a minimum loan amount of $500. The Company may delay making any policy loan from the Fixed Account for up to six months. The Company refers to all outstanding loans plus accrued interest as Policy Debt. The most the Owner can borrow is an amount that equals 90% of the Cash Value of the Policy, and this amount is reduced by any Policy Debt on the date the loan request is received.

Carryover Loans: A Carryover Loan may be transferred from another policy that is exchanged for this Policy under the Code. The initial Carryover Loan Amount, if any, is shown on the Policy Schedule.

Standard Loan: Standard Loans are loans taken from the Policy Value after this Policy has been issued.

Interest: The maximum interest charged on Standard and Carryover Loans is at an effective annual rate shown on the Policy Schedule. Interest will accrue daily on any outstanding loan and is considered part of Policy Debt. Interest payments are due for the prior Policy Year on each Policy Anniversary. If interest on a Standard Loan is not paid when due, it will be added to the Standard Loan portion of the Policy Debt and will bear interest at the rate payable on a Standard Loan. If interest on a Carryover Loan is not paid when due, it will be added to the Carryover Loan portion of the Policy Debt and will bear interest at the rate payable on a Carryover Loan. Interest is charged in arrears from the date of the policy loan. The Company will set such rate and may redetermine it at any time. Any change in rate will apply to the Policy Year which follows the date of redetermination, and it will not discriminate unfairly within any class of Owners or Insured.

Collateral: When a policy loan is made, an amount sufficient to secure the policy loan is transferred out of the Sub-Account(s) and the Fixed Account and into the Policy's Loan Account. The Owner can specify, on a Standard Loan, how to allocate the amount to be transferred to the Loan Account as collateral from among the Sub-Account(s) and the Fixed Account. If an allocation is not specified, the amount will be allocated in the same proportion that the value of the Owner's Fixed Account and the value of the Owner's Sub-Account(s) bear to the total unloaned Policy Value on the date the policy loan is made. An amount equal to any unpaid policy loan interest will also be transferred on each Policy Anniversary to the Loan Account. The Company will allocate the unpaid interest based on the proportion that the value of the Owner's Fixed Account and the value of the Owner's Sub-Account(s) bear to the total unloaned Policy Value. The Loan Account Value will be recalculated (1) when Policy interest is added to the amount of the loan, (2) when a loan repayment is made, or (3) when a new policy loan is made. The Company will credit the Loan Account with interest at an effective annual rate of not less than the Guaranteed Interest Rate for the Loan Account shown on the Policy Schedule. The Company will set such rate and may redetermine it at any time. On each Policy Anniversary, the interest earned on the Loan Account since the preceding Policy Anniversary will be transferred to the Sub-Account(s) and the Fixed Account. The interest will be transferred to the Sub-Account(s) and the Fixed Account in the same proportion that premium payments are allocated. If the Loan Account Value exceeds the Cash Value, the Owner must pay the excess. The Company will send the Owner a notice of the amount the Owner must pay. This amount must be paid within 31 days after the notice is sent, or the Policy will lapse. The Company will send the notice to the Owner and to any assignee of record.

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Repaying Policy Debt: A Loan may be repaid at any time this Policy is in force. Any payment not designated for the repayment of Policy Debt will be treated as a Premium payment. After the Policy Effective Date, any Policy Debt repayment will first reduce the Standard Loan portion of the Policy Debt until all Standard Loan Policy Debt has been repaid. After the Standard Loan Policy Debt has been repaid, any Policy Debt repayment will reduce the Carryover Loan portion of the Policy Debt. If no allocation is specified, the Company will allocate a Policy Debt repayment among the Sub-Account(s) and the Fixed Account in the same proportion that premium payments are allocated.

Surrenders: Prior to the Insured's death, and while this Policy is in force, you may surrender this Policy, by Written Notice, for its Surrender Value. The surrender will be effective as of the Valuation Period during which We receive your Written Notice. If this Policy is surrendered, any applicable Surrender Charge as described on the Policy Schedule will be imposed. Once the surrender is effective, all benefits provided by this Policy cease and this Policy cannot be reinstated.

Withdrawals: After the first Policy Year, you may make a Written Notice for a Withdrawal, subject to certain restrictions. The minimum Withdrawal request is $500. The maximum Withdrawal request may be for an amount less than the Surrender Value. The Sub-Account Value(s) and Fixed Account Value will be reduced by the amount withdrawn (the amount withdrawn will equal the amount requested plus the partial Surrender and Withdrawal Charges as described on the Policy Schedule) as of the Valuation Period during which We receive your Written Notice. You may specify how the Withdrawal, partial Surrender Charge and Withdrawal Charge are to be deducted from the Sub-Account Value(s) and Fixed Account Value. If you do not specify an allocation, We will allocate the Withdrawal, the Partial Surrender charge and Withdrawal Charge based on the proportion that the value in the Fixed Account and the value in the Sub-Accounts bear to the unloaned Policy Value.

We reserve the right to reduce the Face Amount of this Policy by the amount of the withdrawal (excluding the partial Surrender Charge and Withdrawal Charge). Face Amount reductions will be effective at the same time as the Withdrawal. The order of Face Amount reductions will be as provided in the provision "Decreasing the Face Amount". There may be a partial Surrender Charge, as described on the Policy Schedule, for a Face Amount reduction resulting from a Withdrawal.

We may decline a Withdrawal request if the remaining Face Amount would be below the Minimum Face Amount shown on the Policy Schedule; or We determine that the Withdrawal would cause this Policy to fail to qualify as a life insurance contract under the Code.

Suspension or Delay in Payment: Payment of Death Benefit Proceeds in excess of any minimum Death Benefit, Cash Values, Policy loans, or Withdrawals (except when used to pay Premiums) may be suspended or delayed for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing) or when the Securities and Exchange Commission has determined that a state of emergency exists, which may make such payment impractical.

If a payment is suspended or delayed, the Sub-Account Value may continue to be subject to the investment experience (gains or losses) of the Fund(s) and all applicable charges.

The Company may suspend or delay payment of any Withdrawal, surrender or Policy loan Proceeds from the Fixed Account for up to 6 months after a Request is received. If the Company suspends or delays payment of surrender benefits under this Policy, the Company will pay interest at the rate specified under applicable state law of the laws and regulations of the State of New York, as required, if any, at the time of the Request.

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Guaranteed Paid-Up Option: While this Policy is in force and after the first Policy Anniversary, you may make a Written Notice to elect to transfer all amounts in the Variable Account into the Fixed Account and apply the Surrender Value as a single Premium to provide an amount of guaranteed paid-up insurance. The amount of the Surrender Value used for guaranteed paid-up insurance will be limited to the amount that results in no increase in the difference between the Death Benefit and the Surrender Value. Any Surrender Value in excess of the amount necessary to provide the guaranteed paid-up insurance will be returned to the Owner. This net single Premium will be based on the Mortality Basis as shown on the Policy Schedule, age nearest birthday, and computed at the Guaranteed Paid-Up Interest Rate shown on the Policy Schedule.

DEATH BENEFIT

Death Benefit: A Death Benefit is payable upon our receipt of due proof that the Insured died while this Policy was in force and the claimant has a right to the Proceeds. The Death Benefit is determined by the Death Benefit Option in effect as of the Insured's date of death and will comply with the applicable sections of the Code, as amended.

Death Benefit Option: The Initial Death Benefit option on the Policy Effective Date is shown on the Policy Schedule. There are two options from which to choose:

The Level Death Benefit is the greater of a) and b) where:

a)	is the Face Amount as of the Insured's date of death; and,
b)	is the Policy Value as of the Insured's date of death multiplied the applicable Death Benefit Factor shown on the Policy Schedule.

The Increasing Death Benefit is the greater of a) and b) where:

a) is the Face Amount plus the Policy Value as of the Insured's date of death; and

b) is the Policy Value as of the Insured's date of death multiplied by the applicable Death Benefit Factor shown on the Policy Schedule.

Payment of Death Benefit Proceeds: We will pay the Death Benefit Proceeds to the Beneficiary in a lump sum, unless a Settlement Option has been selected. If the Primary or Contingent Beneficiary is not living, or if no Beneficiary has been designated, We will pay the Owner or Owner's estate.

Interest on Death Benefit Proceeds: Interest on Death Benefit Proceeds is payable from the date of death at an interest rate that is at least equal to the rate required by the state in which the Policy was delivered.

Settlement Options: Depending on the needs of the Beneficiary, a selection of Settlement Options may be available. Settlement Options are used to distribute Proceeds over a period of time rather than paying them in a lump sum. Proceeds from the Death Benefit and Full Surrenders may be applied to a Settlement Option. You may select or change a Settlement Option from those available while this Policy is in force and prior to the death of the Insured. If you do not select a Settlement Option, the Beneficiary may select a Settlement Option from among those available at that time, or may take the amount due immediately in a lump sum.

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CHANGING THE POLICY

Policy Changes: While this Policy is in force and after the first Policy Anniversary, you may make a Written Notice to change this Policy. Any change must be approved by us and is limited to the specifications of this section or as described elsewhere in this Policy.

Policy Changes become effective as of the Monthly Anniversary Day on or following the date we approve the request. A supplemental Policy Schedule or other acknowledgment that documents the Policy change will be provided. No agent or other person has the authority to change this Policy and no change is effective until it is entered into our records.

Face Amount Increase: You may request an increase in the Face Amount. The minimum Face Amount increase we will consider is $25,000. You must submit a completed application and proof of insurability and is subject to our approval. Face Amount increases will be subject to a deduction of the first Policy Month's charges and Cost of Insurance Charge related to the increase from the existing Policy Value. The Effective Date of the Face Amount increase will be the first Monthly Anniversary Day after all required conditions are satisfied and approved.

Additional premium payments may be required in connection with an increase in Face Amount. We will notify you if additional premium payments are required and specify the premium payments required on the supplemental Policy Schedule.

The Right to Return provision on the cover of this Policy applies equally to any increase in Face Amount. However, if an increase is cancelled under this provision and no additional premium payments were required in order to increase the Face Amount, only the first monthly Cost of Insurance Charge deduction and the administration fee for the increase in Face Amount will be credited back to the Sub-Accounts and Fixed Account in the proportion that each Sub-Account Value and the Fixed Account Value bears to the unloaned Policy Value.

Face Amount Decrease: You may make a Written Notice to decrease the Face Amount.

A Face Amount decrease will not be approved if:

a)	it results in a Face Amount lower than the Minimum Face Amount allowed for this Policy as shown on the Policy Schedule;
b)	it results in the Policy failing to qualify as life insurance under the applicable definition of the Code;
c)	the request is made prior to the third Policy Anniversary;
d)	the request is made within one year of any earlier Face Amount decrease; or
e)	the request is made within 3 years of any earlier Face Amount increase.

Any Face Amount decrease we approve will be first applied to the most recent Face Amount Increase, then to older Face Amount Increases in reverse order and finally to any initial Face Amount in excess of the minimum allowed for this plan of insurance.

Face Amount Decreases become effective as of the Monthly Anniversary Day on or following the date we approve the request.

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Changing the Death Benefit Option:  You may make a Written Notice to change the Death Benefit Option. If you request a change from Increasing Death Benefit option to Level Death Benefit option, we will increase the Face Amount by the amount of your Policy Value on the Effective Date of the change. If you request a change from Level Death Benefit option to Increasing Death Benefit option and the Face Amount exceeds the Death Benefit less the Policy Value, we will adjust the Face Amount so that it equals the Death Benefit less the Policy Value on the Effective Date of the change. A Death Benefit Option change will not be approved if it results in a Face Amount lower that the Minimum Face Amount allowed for this Policy as shown on the Policy Schedule.

Exchange of Policy: At any time during the first 18 Policy Months, so long as this Policy is in force, any Owner may exchange this Policy, without evidence of insurability, for a policy of general account life insurance that the Company then offers in the state of New York on the life of the Insured for the Total Face Amount of this Policy. Alternatively, the Owner may elect to transfer all amounts from the Variable Account into the Fixed Account without restriction, if the Company determines at the time of the exchange, that the Fixed Account under this Policy is competitively priced in relation to other general account products. The exchange to a general account policy is subject to the following requirements: (i) the new policy shall bear the same date of issue and issue age as this Policy and at the rates in effect on that date for the same premium class; (ii) the new policy shall include such incidental insurance benefits as are included in this Policy if such incidental insurance benefits are available for issue with the new policy; and (iii) the exchange shall be subject to an equitable premium or policy value adjustment that takes appropriate account of the premiums and policy values under this Policy. A detailed statement of the method of computing any adjustments shall be filed with the Superintendent of the New York Department of Financial Services.

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READ THE CONTRACT CAREFULLY

THIS POLICY IS A LEGAL CONTRACT BETWEEN THE OWNER AND THE COMPANY

INDIVIDUAL FLEXIBLE PREMIUM VARIABLE ADJUSTABLE LIFE INSURANCE POLICY

NON-DIVIDEND PAYING

VUL-15-NY 1-25